August 13, 2025
Re:    eHealth, Inc.
Registration Statement on Form S-3
Filed August 7, 2025
File No. 333-289376
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Madeleine Joy Mateo
Dear Ms. Joy Mateo:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. ET on August 15, 2025 or as soon thereafter as is practicable.
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Sincerely,
EHEALTH, INC.

By:/s/ Gavin Galimi
Gavin Galimi
Senior Vice President, General Counsel and
Secretary